

FOCUSED ON SOLUTIONS

ANNUAL REPORT 2002

Atrion
CORP

We are a company **focused on** providing **solutions.** As a leading supplier of medical devices and components to niche markets primarily in the health care and medical industry, we work to provide products and solutions that assure the highest quality, precision and performance. Our commitment to innovation makes us a proactive force in the development of new products and the improvement of existing products. Our commitment to safety means that we understand and share the responsibility for safeguarding the people who use our products. Our commitment to being a leading provider of solutions means that we are continually seeking to bring new ideas to our customers, new approaches to our markets and new avenues of growth to our company.

Earnings Per Diluted Share From Continuing Operations


$2.50
2.00
1.50
1.00
.50
1998
1999
2000
2001
2002

Revenues
in millions


$60
50
40
30
20
10
1998
1999
2000
2001
2002

Operating Income
in millions


$6.0
5.0
4.0
3.0
2.0
1.0
1998
1999
2000
2001
2002

For the year ended December 31,	**2002**	**2001**
Revenues from continuing operations	$ 59,533,000	$ 57,605,000
Operating income	5,782,000	5,820,000
Income from continuing operations	4,065,000	4,262,000
Earnings per diluted share from continuing operations	$ 2.18	$ 1.88
Weighted average diluted shares outstanding	1,863,000	2,272,000

As of December 31,	**2002**	**2001**
Total assets	$ 60,807,000	$ 64,287,000
Working capital	14,787,000	15,232,000
Long-term debt	10,337,000	17,125,000
Stockholders' equity	$ 41,691,000	$ 39,175,000

Like most American businesses, our company faced the challenges of operating in a weak economic environment in 2002. Despite this, and its inevitable impact on sales in some markets, we made notable progress. Revenues were up. Debt was reduced. Earnings per share increased. New products were developed for market rollout. In short, 2002 was a good year for our company.

Focused on Financial Strength

Our company has always maintained a resolute focus on building financial strength. In 2002, our performance demonstrated that we have laid the foundation for continuing growth and stability, evidenced by progress in several key indicators of financial strength.

- Growth in earnings per diluted share from continuing operations increased by 16 percent over 2001, from $1.88 in 2001 to $2.18 in 2002. Excluding a 2001 gain from the sale of a patent, the increase in earnings per diluted share was 24 percent over the prior year.
- With increased sales in most of our product lines, revenues improved by three percent over 2001. While this growth is not as robust as we would like, it signifies our ability to maintain strength and deliver positive performance through a down market.
- We reduced debt from $17.1 million at year-end 2001 to $10.3 million at the end of 2002.
- We continued to generate strong cash flow and to utilize it in ways that build strength and deliver value to our stockholders.


$6
5
4
3
2
1
$1.54
$2.70
$3.92
$4.78
$5.48
1998
1999
2000
2001
2002

EBITDA Per Diluted Share From Continuing Operations

Our commitment to maintaining financial strength is evident in our ability to manage resources well in a difficult operating environment. In 2002, we reduced our general and administrative expenses through cost reduction measures and operational improvements. We took steps to make our sales and marketing efforts more efficient and effective. Our financial performance also reflected the positive impact of higher credits from tax incentives for exports and R&D expenditures, the elimination of goodwill amortization through the adoption of a new accounting principle, and the smaller number of outstanding shares as a result of our stock repurchase program. Together, these factors enabled us to achieve a healthy increase in diluted earnings per share from continuing operations. This represents a significant achievement, against the backdrop of a lagging economy that negatively impacted our revenue growth, along with the challenges of rising operating costs such as insurance.

Being good stewards of our financial resources enhances our ability to generate strong cash flow, fund our operating needs, underwrite capital improvements, pursue new product development, reduce debt, and invest in value-creating initiatives such as the repurchase of our company stock. Over the last several years, we have completed



In today's world, safety has become a rising concern in virtually every industry. In the health care arena, where we market the majority of our products, we deliver solutions

FOCUSED ON SAFETY

that promote a safer working environment and help meet increasing regulatory requirements. We are developing products that protect medical personnel against the risk of infection by inadvertent needle-sticks. The MPS Myocardial Protection System provides added safety for the patient during open-heart surgery. Our life-saving automatic inflator, approved by the U.S. Coast Guard as a primary safety device, is used to inflate life vests upon contact with water. We manufacture many other products that reduce risks, make medical procedures safer for both patient and medical personnel, and provide less invasive ways to deliver health care.

the buyback of approximately 1.8 million shares of our stock, accomplished through the use of available cash in combination with borrowings at low interest rates. In early 2003, we announced a tender offer to purchase up to 350,000 additional shares of the company's common stock. We believe this is a wise use of our financial resources and a good value for our company and our stockholders.

Focused on Our Markets

In the wide realm of businesses that serve the health care industry, Atrion is a relatively small company. However, we have earned a reputation for quality, precision and dependability that has enabled us to attain a leading market position in a number of our product lines. Our products, ranging from cardiovascular and ophthalmology products to fluid delivery devices, are sold to end-users, distributors and other manufacturers worldwide. Currently, Atrion is a leading U.S. manufacturer of soft contact lens disinfection cases, clamps for IV sets, cardiac surgery vacuum relief valves, minimally invasive surgical tapes, and check valves. Our experience and reputation in manufacturing valves for medical applications carried us into another important market, marine and aviation safety, where we are the leading supplier of valves and inflation devices used in life vests, inflatable boats and life rafts. In addition, our LacriCATH balloon catheter, used in ophthalmic procedures to treat blockages of the tear duct, is the only such product approved by the FDA for this application. Although we develop and manufacture a diverse range of products, there is one common thread: Each of our products represents a sound, working solution designed to meet the needs of a specific niche market.

The leadership position we have carved out for many of our products offers an important advantage. It creates a stable and diversified revenue base that affords a measure of protection against the ups and downs of the economy, as well as the fluctuating demand of individual markets. We saw this clearly at work in 2002. On the heels of record sales in 2001 for one of our products—in response to the inventory-building strategy of a major customer in the retail market—we experienced a significant decline in shipments of that product for 2002. In addition, the slowdown in the aviation industry following the tragic events of September 11 had a negative impact on sales of our valve and inflation products to this market. However, these deficits were more than offset by increased sales in other Atrion product lines serving the medical and health care industry. As a result, we ended the year with increased sales overall, proving again the value of our strength in product diversity and market leadership.

Focused on Growth

Our growth depends on our ability to continue developing solutions for our customers and our markets. It also depends on our ability to sustain financial strength and provide the resources to fuel


CARDIOVASCULAR
22%
OTHER
25%
29%
OPHTHALMOLOGY
24%
FLUID DELIVERY

2002 Revenues by Product Line



Finding new ways to meet the needs of our markets is the heart of our business at Atrion. With a keen eye on emerging marketplace trends and a constant focus on research and development, we work to

FOCUSED ON INNOVATION

identify opportunities for new products and new applications of our technology. Over the years, we have developed products such as special valves that provide many benefits in convenience and safety. We developed the MPS Myocardial Protection System to provide surgeons with greater assurance and control over the delivery of fluids and medications during open-heart surgery. Other products like the swabbable valve, the automatic inflator and the LacriCATH catheter have been designed to bring new solutions to the markets we serve. As a result, we are meeting the market with the kind of innovation and creativity that makes our company a leading provider of many medical components and devices.

future growth. We work diligently to meet both these objectives as we bring new products and solutions to our markets.

In 2002, we achieved sales growth in the majority of our leading product lines, including cardiovascular and fluid delivery products. We continued to see growth in sales of the MPS Myocardial Protection System, a proprietary technology that delivers essential fluids and medications to the heart during open-heart surgery. Placements of the MPS unit as well as MPS disposable product sales continued to gain ground in the market. The outlook is favorable for growth in most of our product lines, complemented by the prospects for additional opportunity through new products scheduled for market introduction in 2003. Among these are a new version of the LacriCATH balloon catheter aimed at expanding our market for this successful product line; a swabbable valve that can be sterilized before each use, eliminating the use of needles for intravenous procedures and minimizing the risk of needle-sticks for medical personnel; and a U.S. Coast Guard-approved automatic inflator for the marine and aviation market, used to inflate life vests upon contact with water. Among the products in development for future release is a needle vise which securely captures used needles during surgery, providing added safety for both patient and health care professionals in the surgical suite.

Research and development continues to be the critical underpinning of our quest for growth and leadership, as we work to design, develop and manufacture new products for the markets we serve. In 2002, we continued to devote approximately 25 percent of our operating profits before taxes and R&D expenditures to the research and development effort. This demonstrates our commitment to this important aspect of our business, even in challenging economic times.

Focused on the Future

As we look toward the future, we see opportunity for continued growth in the majority of our product lines and, as always, opportunity for improved efficiency in the way we operate our business. As a result, we have set a target of 15 percent annual growth in earnings per share from continuing operations, a goal we believe is attainable for at least the next several years.

Our performance is securely rooted in our ability to provide solutions for the markets we serve. We are working to maintain financial strength, to utilize our assets and resources in the best manner, to increase sales and to reduce costs. We are diligent in our pursuit of innovative new products that will expand our market opportunity and open new avenues for growth. Our constancy and resolve on all these fronts have served us well over the years and we believe they will carry us into the future with great opportunity for continued growth and profitability.



Sincerely,

Emile A. Battat

Emile A. Battat
Chairman of the Board and President

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

	2002	2001	2000	1999	1998
Revenues	**$ 59,533**	$ 57,605	$ 51,447	$ 49,917	$ 43,397
Income from continuing operations	**4,065**	4,262	2,663	2,128	1,478
Net income	**2,589**[(a)]	9,754[(b)]	2,792	2,293	2,140
Total assets	**60,807**	65,555	63,690	64,640	60,415
Long-term debt	**10,337**	17,125	7,400	10,417	—
Income from continuing operations, per basic share	**2.37**	2.10	1.30	0.82	0.46
Net income per basic share	**1.51**[(a)]	4.80[(b)]	1.36	0.88	0.67
Dividends per share	**—**	—	—	—	—
Average basic shares outstanding	**1,711**	2,033	2,047	2,593	3,203

(a) Includes a $1.6 million after-tax goodwill impairment charge ($ .96 per share) (see Note 2)

(b) Includes a $5.5 million after-tax gain ($ 2.70 per share) from discontinued operations (See Note 3)

CONSOLIDATED STATEMENTS OF INCOME

(For the years ended December 31, 2002, 2001 and 2000)

	2002	2001	2000
	(In thousands, except per share amounts)		
Revenues	**$ 59,533**	$ 57,605	$ 51,447
Cost of Goods Sold	**39,236**	35,777	31,561
Gross Profit	**20,297**	21,828	19,886
Operating Expenses:			
Selling	**5,343**	6,248	7,010
General and administrative	**6,992**	7,849	6,576
Research and development	**2,180**	1,911	2,054
	14,515	16,008	15,640
Operating Income	**5,782**	5,820	4,246
Interest Income	**78**	77	94
Interest Expense	**(432)**	(300)	(748)
Other Income (Expense), net	**40**	468	(6)
Income from Continuing Operations before Provision for Income Taxes	**5,468**	6,065	3,586
Income Tax Provision	**(1,403)**	(1,803)	(923)
Income from Continuing Operations	**4,065**	4,262	2,663
Gain on Disposal of Discontinued Operations, net of tax	**165**	5,492	129
Cumulative Effect of Accounting Change, net of tax	**(1,641)**	—	—
Net Income	**$ 2,589**	$ 9,754	$ 2,792
Income Per Basic Share:			
Continuing operations	**$ 2.37**	$ 2.10	$ 1.30
Discontinued operations	**.10**	2.70	.06
Cumulative effect of accounting change	**(.96)**	—	—
Net Income Per Basic Share	**$ 1.51**	$ 4.80	$ 1.36
Weighted Average Basic Shares Outstanding	**1,711**	2,033	2,047
Income Per Diluted Share:			
Continuing operations	**$ 2.18**	$ 1.88	$ 1.25
Discontinued operations	**.09**	2.42	.06
Cumulative effect of accounting change	**(.88)**	—	—
Net Income Per Diluted Share	**$ 1.39**	$ 4.30	$ 1.31
Weighted Average Diluted Shares Outstanding	**1,863**	2,272	2,135

The accompanying notes are an integral part of these statements.

(As of December 31, 2002 and 2001)

	2002	2001
	(In thousands)	
Assets:		
Current Assets:		
Cash and cash equivalents	$ 353	$ 542
Accounts receivable, net of allowance for doubtful accounts of $151 and $113 in 2002 and 2001, respectively	6,721	7,559
Inventories	10,311	11,114
Prepaid expenses	2,273	1,463
Deferred income taxes	1,018	1,268
	20,676	21,946
Property, Plant and Equipment	42,661	39,866
Less accumulated depreciation and amortization	18,211	14,488
	24,450	25,378
Other Assets and Deferred Charges:		
Patents, net of accumulated amortization of $6,847 and $6,543 in 2002 and 2001, respectively	2,403	2,707
Goodwill, net of accumulated amortization of $6,600 and $4,114 in 2002 and 2001, respectively	9,730	12,216
Other	3,548	3,308
	15,681	18,231
	$ 60,807	$ 65,555
Liabilities and Stockholders' Equity:		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 5,030	$ 5,337
Accrued income and other taxes	859	109
	5,889	5,446
Line of Credit	10,337	17,125
Other Liabilities and Deferred Credits:		
Deferred income taxes	2,115	2,844
Other	775	965
	2,890	3,809
Commitments and Contingencies	—	—
Stockholders' Equity:		
Common stock, par value $0.10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	8,222	7,991
Retained earnings	64,249	61,660
Treasury shares, 1,714 shares in 2002 and 1,732 shares in 2001, at cost	(31,122)	(30,818)
	41,691	39,175
	$ 60,807	$ 65,555

The accompanying notes are an integral part of these statements.

(For the years ended December 31, 2002, 2001 and 2000)

	2002	2001	2000
		(In thousands)	
Cash Flows From Operating Activities:			
Net income	$ 2,589	$ 9,754	$ 2,792
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	1,641	—	—
Gain on disposal of discontinued operations	(165)	(5,492)	(129)
Depreciation and amortization	4,384	4,569	4,119
Deferred income taxes	366	316	77
Tax benefit related to stock plans	82	1,238	13
Other	127	(428)	164
	9,024	9,957	7,036
Changes in operating assets and liabilities:			
Accounts receivable	838	(384)	592
Inventories	803	(1,004)	(1,004)
Prepaid expenses	(810)	(888)	252
Other non-current assets	(240)	301	(43)
Accounts payable and current liabilities	(307)	934	582
Accrued income and other taxes	750	(78)	166
Other non-current liabilities	(190)	(135)	(199)
Net cash provided by continuing operations	9,868	8,703	7,382
Net cash provided by discontinued operations	165	165	165
	10,033	8,868	7,547
Cash Flows From Investing Activities:			
Property, plant and equipment additions	(3,279)	(2,808)	(3,289)
Patent sale	—	428	—
Proceeds from disposal of discontinued operations	—	—	199
	(3,279)	(2,380)	(3,090)
Cash Flows From Financing Activities:			
Net change in line of credit	(6,788)	9,725	(3,017)
Issuance of treasury stock	409	1,778	85
Purchase of treasury stock	(564)	(17,608)	(1,436)
	(6,943)	(6,105)	(4,368)
Net change in cash and cash equivalents	(189)	383	89
Cash and cash equivalents, beginning of year	542	159	70
Cash and cash equivalents, end of year	$ 353	$ 542	$ 159
Cash paid for:			
Interest	$ 418	$ 272	$ 746
Income taxes (net of refunds)	(340)	1,217	4

The accompanying notes are an integral part of these statements.

(For the years ended December 31, 2002, 2001 and 2000)

	Common Stock		Treasury Stock		Additional		
	Shares Outstanding	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Total
				(In thousands)			
Balance, January 1, 2000	2,098	$ 342	1,322	$ (13,287)	$ 6,403	$ 49,114	$ 42,572
Net income						2,792	2,792
Tax benefit from exercise of stock options					13		13
Exercise of stock options	9		(9)	70	2		72
Purchase of treasury stock	(115)		115	(1,436)			(1,436)
Balance, December 31, 2000	1,992	342	1,428	(14,653)	6,418	51,906	44,013
Net income						9,754	9,754
Tax benefit from exercise of stock options					1,238		1,238
Exercise of stock options	235		(235)	2,077	335		2,412
Shares surrendered in option exercises	(27)		27	(634)			(634)
Purchase of treasury stock	(512)		512	(17,608)			(17,608)
Balance, December 31, 2001	1,688	342	1,732	(30,818)	7,991	61,660	39,175
Net income						2,589	2,589
Tax benefit from exercise of stock options					82		82
Exercise of stock options	53		(53)	443	149		592
Shares surrendered in option exercises	(9)		9	(183)			(183)
Purchase of treasury stock	(26)		26	(564)			(564)
Balance, December 31, 2002	**1,706**	**$ 342**	**1,714**	**$ (31,122)**	**$ 8,222**	**$ 64,249**	**$ 41,691**

The accompanying notes are an integral part of this statement.

(1) Summary of Significant Accounting Policies

Atrion Corporation designs, develops, manufactures and markets products primarily for the medical and health care industry. The Company markets its products throughout the United States and internationally. The Company's customers include hospitals, distributors, and other manufacturers. As of December 31, 2002, the principal subsidiaries of the Company through which it conducted its operations were Atrion Medical Products, Inc. ("Atrion Medical Products"), Halkey-Roberts Corporation ("Halkey-Roberts") and Quest Medical, Inc. ("Quest Medical").

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items. The carrying amount of debt approximates fair value as the interest rate is tied to market rates.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial Presentation

Certain prior-year amounts have been reclassified to conform with current-year presentation.

Cash and Cash Equivalents

Cash equivalents are securities with original maturities of 90 days or less.

Trade Receivables

Trade accounts receivable are recorded at the original sales price to the customer. The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. On an ongoing basis, the collectibility of accounts receivable is assessed, based upon historical collection trends, current economic factors, and the assessment of the collectibility of specific accounts. The Company evaluates the collectibility of specific accounts using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	December 31,	
	2002	2001
Raw materials	**$ 6,082**	$ 6,089
Finished goods	**2,818**	4,136
Work in process	**1,411**	889
Total inventories	**$10,311**	$ 11,114

Income Taxes

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial reporting basis and the tax basis of the Company's other assets and liabilities. These amounts are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	December 31,		Useful
	2002	2001	Lives
Land	**$ 1,506**	$ 1,506	—
Buildings	**8,683**	8,576	30-40 yrs
Machinery and equipment	**32,472**	29,784	3-10 yrs
Total property, plant and equipment	**$42,661**	$ 39,866	

Depreciation expense of $4,080,000, $3,743,000 and $3,225,000 was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

Patents

Cost for patents acquired is determined at acquisition date. Patents are being amortized over the remaining lives of the individual patents, which are five to 15 years. Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair market value of tangible and identifiable intangible net assets acquired. Through December 31, 2001, goodwill was being amortized over 25 years. Beginning January 1, 2002, accounting for goodwill was changed to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as outlined below and in Note 2. Annual impairment testing for goodwill is done in accordance with SFAS No. 142 using a fair value-based test. Goodwill is also reviewed periodically for impairment whenever events or changes in circumstances indicate a change in value may have occurred.

Revenues

Revenue is recognized at the time products are shipped and title has passed to the customer. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances.

Shipping and Handling Policy

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Stock-Based Compensation

At December 31, 2002, the Company had three stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Net income, as reported	**$ 2,589**	$ 9,754	$ 2,792
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards, net of tax effects	**(691)**	(275)	(518)
Pro forma net income	**$ 1,898**	$ 9,479	$ 2,274
Income per share:			
Basic – as reported	**$ 1.51**	$ 4.80	$ 1.36
Basic – pro forma	**$ 1.11**	$ 4.66	$ 1.11
Diluted – as reported	**$ 1.39**	$ 4.30	$ 1.31
Diluted – pro forma	**$ 1.02**	$ 4.17	$ 1.07

New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 eliminates pooling of interest accounting and requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangible assets and requires the Company to evaluate goodwill for impairment on an annual basis by applying a fair value test. SFAS No. 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value-based approach. As of December 31, 2002, the Company had not recorded any identifiable intangible assets other than goodwill that have an indefinite useful life. See Note 2 below for a review of the impact on the Company from the adoption of SFAS No. 142.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." SFAS No. 148 was issued to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Entities are still permitted to account for stock-based compensation programs using the intrinsic value method prescribed in APB Opinion No. 25. The Company currently accounts for stock-based compensation using the intrinsic value method. The interim disclosure requirements prescribed by SFAS No. 148 are required for interim periods beginning after December 15, 2002.

(2) Goodwill and Intangible Assets

The Company adopted SFAS No. 142 effective January 1, 2002, and has identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment: (1) Atrion Medical Products (2) Halkey-Roberts and (3) Quest Medical. The Company completed its impairment analysis by obtaining an independent third party valuation of the fair value of the reporting units. This analysis revealed that the Quest Medical reporting unit was impaired, resulting in a write-down of goodwill in the first quarter of 2002 of $1.64 million, net of an income tax benefit of $845,000. The charge reflected a $2.5 million reduction in the goodwill resulting from the acquisition of Quest Medical in February 1998. The remaining goodwill asset balance for the Company totaled $9.7 million at December 31, 2002. The impairment loss was recorded as a cumulative effect of a change in accounting principle. Net income from continuing operations for the years 2002, 2001 and 2000 adjusted as though the non-amortization provisions of SFAS No. 142 had been in effect at January 1, 2000, are as follows:

	Year ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Income from continuing operations	**$ 4,065**	$ 4,262	$ 2,663
Add back: Goodwill amortization, net of tax	**—**	425	425
Adjusted income from continuing operations	**$ 4,065**	$ 4,687	$ 3,088
Adjusted income per basic share:			
Income from continuing operations	**$ 2.37**	$ 2.10	$ 1.30
Add back: Goodwill amortization, net of tax	**—**	.21	.21
Adjusted income from continuing operations	**$ 2.37**	$ 2.31	$ 1.51
Adjusted income per diluted share:			
Income from continuing operations	**$ 2.18**	$ 1.88	$ 1.25
Add back: Goodwill amortization, net of tax	**—**	.19	.20
Adjusted income from continuing operations	**$ 2.18**	$ 2.07	$ 1.45

Intangible assets consist of the following (dollars in thousands):

	December 31, 2002			December 31, 2001	
	Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:					
Patents	**12.85**	**$ 9,250**	**$ 6,847**	$ 9,250	$ 6,543
Intangible assets not subject to amortization:					
Goodwill		**$16,330**	**$ 6,600**	$16,330	$ 4,114

Aggregate amortization expense for patents and goodwill was $304,000, $907,000 and $907,000 for 2002, 2001 and 2000, respectively.

Estimated future amortization expense for each of the years ending December 31, is as follows (in thousands):

2003	$ 304
2004	$ 304
2005	$ 271
2006	$ 169
2007	$ 144

The change in the carrying amounts of goodwill for 2002 is as follows (in thousands):

Balance as of January 1, 2002	$ 12,216
Impairment loss	2,486
Balance as of December 31, 2002	$ 9,730

(3) Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The consolidated financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The consolidated financial statements reflect a gain on disposal of these discontinued operations of $165,000, $5,492,000 and $129,000 in 2002, 2001 and 2000, respectively. These amounts include an income tax benefit of $5,126,000 in 2001, and are net of income tax expense of $85,000 and $67,000 in 2002 and 2000, respectively.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2002, 2001 and 2000 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5,327,000 non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets. The 2000 gain reflected above is net of a $36,000 loss, net of tax, related to the sale of certain residual properties associated with the Company's natural gas operations.

(4) Line of Credit

The Company has a revolving credit facility ("Credit Facility") with a regional bank. In December 2001, the Credit Facility arrangement was amended to increase the credit line under the Credit Facility from $18.5 million to $25.0 million. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit which is secured by substantially all inventory, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (2.425 percent at December 31, 2002) and is payable monthly. At December 31, 2002, and 2001, $10.3 million and $17.1 million, respectively, was outstanding under the line of credit. The Credit Facility expires November 12, 2004, and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2002, the Company was in compliance with all financial covenants.

(5) Income Taxes

The items comprising income tax expense for continuing operations are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Current — Federal	**$ 1,081**	$ 1,520	$ 579
— State	**(44)**	188	85
	1,037	1,708	664
Deferred — Federal	**327**	74	225
— State	**39**	21	34
	366	95	259
Total income tax expense	**$ 1,403**	$ 1,803	$ 923

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Patents and goodwill	**$ 1,041**	$ 628
Benefit plans	**639**	620
Inventories	**342**	222
Tax credits	**451**	816
Other	**60**	55
Total deferred tax assets	**$ 2,533**	$ 2,341
Deferred tax liabilities:		
Property, plant and equipment	**3,253**	2,654
Pensions	**362**	333
Other	**15**	930
Total deferred tax liabilities	**$ 3,630**	$ 3,917
Net deferred tax liability	**$ 1,097**	$ 1,576
Balance Sheet classification:		
Non-current deferred income tax liability	**$ 2,115**	$ 2,844
Current deferred income tax asset	**1,018**	1,268
Net deferred tax liability	**$ 1,097**	$ 1,576

The deferred tax assets as of December 31, 2002 reflected in the table above include alternative minimum tax credit carryforwards of $415,000 and research and development (R&D) tax credit carryforwards of $36,000. The R&D tax credit carryforwards expire in 2022.

Total income tax expense for continuing operations differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	Year ended December 31,		
	2002	2001	2000
Income tax expense at the statutory federal income tax rate	**$ 1,858**	$ 2,062	$ 1,219
Increase (decrease) resulting from:			
State income taxes	**80**	220	141
Decrease in valuation allowance	**—**	(68)	(63)
R & D credit	**(164)**	(52)	(130)
Foreign sales benefit	**(244)**	(352)	(265)
Other, net	**(127)**	(7)	21
Total income tax expense	**$ 1,403**	$ 1,803	$ 923

(6) Common Stock

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. The Company has effected a number of open-market or negotiated transactions to purchase its stock during the past three years. These repurchases totaled 26,000, 10,300 and 114,500 shares during the years 2002, 2001 and 2000, respectively, at per share prices ranging from $7.77 to $23.32. As of December 31, 2002, authorization for the repurchase of 114,200 additional shares remained. The Company purchased 502,229 shares of its common stock at $34.50 per share in December 2001 pursuant to a tender offer. All shares purchased in the tender offer and in the open-market or negotiated transactions became treasury shares upon repurchase by the Company.

The Company has a Common Share Purchase Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of common stock of the Company or of an acquiring company involved in a business combination with the Company. In January 2000, this plan, which was adopted in February 1990, was extended until February 2005.

(7) Income Per Share

The following is the computation for basic and diluted income per share from continuing operations:

	Year ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Income from continuing operations	**$ 4,065**	$ 4,262	$ 2,663
Weighted average basic shares outstanding	**1,711**	2,033	2,047
Add: Effect of dilutive securities (options)	**152**	239	88
Weighted average diluted shares outstanding	**1,863**	2,272	2,135
Income per share from continuing operations:			
Basic	**$ 2.37**	$ 2.10	$ 1.30
Diluted	**$ 2.18**	$ 1.88	$ 1.25

For the years ended December 31, 2002, 2001 and 2000, stock options of approximately 40,625, 7,800 and 241,775 respectively, were not included in the computation of diluted income per share because their effect would have been antidilutive.

(8) Stock Option Plans

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) receive automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. There are 624,425 shares in the aggregate of common stock reserved for grants under the 1997 Stock Incentive Plan. The purchase price of shares issued on the exercise of incentive options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 1994, the stockholders of the Company approved the adoption of the Company's 1994 Key Employee Stock Incentive Plan, which provided for the grant to key employees of incentive and nonqualified options to purchase shares of common stock of the Company. During 1998, the Company's stockholders approved the adoption of the Company's 1998 Outside Directors Stock Option Plan which, as amended, provided for the automatic grant on February 1, 1998 and February 1, 1999 of nonqualified stock options to the Company's outside directors. Although no additional options may be granted under the 1994 Key Employee Stock Incentive Plan or the 1998 Outside Directors Stock Option Plan, all outstanding options under those plans continue to be governed by the terms and conditions of those plans and the existing option agreements for those grants.

Option transactions for the three years in the period ended December 31, 2002 are as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2000	491,550	$ 10.38
Granted in 2000	48,300	$ 11.75
Expired in 2000	(38,300)	$ 11.11
Exercised in 2000	(9,200)	$ 7.79
Options outstanding at December 31, 2000	492,350	$ 10.50
Granted in 2001	81,000	$ 15.31
Expired in 2001	(13,600)	$ 10.84
Exercised in 2001	(234,900)	$ 10.46
Options outstanding at December 31, 2001	324,850	$ 11.62
Granted in 2002	201,500	$ 21.05
Expired in 2002	(5,500)	$ 8.34
Exercised in 2002	(53,500)	$ 11.06
Options outstanding at December 31, 2002	467,350	$ 15.82
Exercisable options at December 31, 2000	356,100	$ 10.57
Exercisable options at December 31, 2001	174,350	$ 11.89
Exercisable options at December 31, 2002	261,100	$ 13.81

As of December 31, 2002, there remained 81,984 shares for which options may be granted in the future under the 1997 Stock Incentive Plan. The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$6.875-$14.063	247,850	6.2 years	$11.33	156,100	$10.28
$14.875-$22.50	168,000	5.0 years	$18.05	93,000	$18.15
$26.13-$31.39	51,500	5.6 years	$30.16	12,000	$26.13
	467,350			261,100	

Pro forma information regarding net income and income per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	**2.7%**	5.2%	6.6%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility factor	**50.3%**	33.0%	30.0%
Expected life	**2.7 years**	7 years	7 years

The resulting estimated weighted average fair values of the options granted in 2002, 2001 and 2000 were $7.25, $7.06 and $5.57, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility.

(9) Revenues From Major Customers

The Company had one major customer which represented approximately $7.4 million (12.4 percent), $11.0 million (19.1 percent), and $8.9 million (17.3 percent) of the Company's operating revenues during the years 2002, 2001 and 2000, respectively.

(10) Industry Segment and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports issued to stockholders. The Company operates in one reportable industry segment: designing, developing, manufacturing and marketing products for the medical and health care industry and has no foreign operating subsidiaries. The Company's product lines include pressure relief valves and inflation systems which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its oxygen pipeline, which totaled approximately $950,000 in each of the years of 2002, 2001 and 2000. Pipeline net assets totaled $2,664,000 and $2,737,000 at December 31, 2002 and 2001, respectively. Company revenues from sales to parties outside the United States totaled approximately 25, 33 and 22 percent of the Company's total revenues in 2002, 2001 and 2000, respectively. No Company assets are located outside the

United States. A summary of revenues by geographic territory for the three years 2002, 2001 and 2000 is as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
United States	**$44,454**	$ 38,805	$ 40,085
Canada	**6,938**	10,635	5,446
United Kingdom	**1,693**	2,182	1,837
Other	**6,448**	5,983	4,079
Total	**$59,533**	$ 57,605	$ 51,447

(11) Employee Retirement and Benefit Plans

A noncontributory defined benefit retirement plan is maintained for all regular employees of the Company except those of Quest Medical. This plan was amended effective January 1, 1998 to become a cash balance pension plan. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary.

The changes in the plan's projected benefit obligation ("PBO") as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Change in Benefit Obligation:		
Benefit obligation, January 1	**$ 4,599**	$ 4,268
Service cost	**320**	369
Interest cost	**307**	296
Amendments	**(616)**	—
Actuarial (gain)/loss	**(93)**	12
Benefits paid	**(347)**	(346)
Benefit obligation, December 31	**$ 4,170**	$ 4,599

In December 2002, the plan was amended to reduce benefit accruals for future service by plan participants by approximately 50 percent. This amendment caused a reduction in the PBO of approximately $616,000, and is reflected as a reduction in pension expense over the estimated employee service lives.

The changes in the fair value of plan assets, funded status of the plan and the status of the prepaid pension benefit recognized, which is included in the Company's balance sheets as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Change in Plan Assets:		
Fair value of plan assets, January 1	**$ 4,550**	$ 5,497
Actual return on plan assets	**(750)**	(601)
Actual contributions	**930**	—
Benefits paid	**(347)**	(346)
Fair value of plan assets, December 31	**$ 4,383**	$ 4,550
Funded status of plan	**$ 213**	$ (49)
Unrecognized actuarial loss	**2,154**	1,118
Unrecognized prior service cost	**(539)**	84
Unrecognized net transition obligation	**(132)**	(175)
Net amount recognized as other assets	**$ 1,696**	$ 978

The components of net periodic pension cost for 2002, 2001 and 2000 were as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Components of Net Periodic Pension Cost:			
Service cost	**$ 320**	$ 369	$ 383
Interest cost	**307**	296	271
Expected return on assets	**(405)**	(477)	(506)
Prior service cost amortization	**7**	6	6
Actuarial (gain)/loss	**28**	—	(9)
Transition amount amortization	**(44)**	(44)	(44)
Net periodic pension cost	**$ 213**	$ 150	$ 101

Actuarial assumptions used to determine the values of the PBO at December 31, 2002 and 2001 and the benefits cost for 2002, 2001 and 2000 included the following: a discount rate of 7.0 percent for 2002, and a discount rate of 7.25 percent for 2001 and 2000; an estimated long-term rate of return on plan assets of 9 percent in 2002, 2001 and 2000; and an estimated weighted average rate of compensation increase of 5 percent in 2002, 2001 and 2000. As of December 31, 2002, the plan's assets were invested in mutual funds as follows: equity, 64 percent; fixed income, 28 percent; and money market, 8 percent.

The Company also sponsors a defined contribution plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contribution under this plan was $302,000 in 2002, $258,000 in 2001 and $272,000 in 2000.

(12) Commitments and Contingencies

The Company is subject to legal proceedings, third-party claims and other contingencies related to product liability, regulatory, employee and other matters that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position, results of operations or liquidity.

The Company has arrangements with its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances in 2003 could result in payments aggregating $2.6 million, excluding any excise tax that may be reimbursable by the Company.

In May 1996, Halkey-Roberts began leasing the land, building and building improvements in St. Petersburg, Florida, which serve as Halkey-Roberts' headquarters and manufacturing facility, under a 10-year lease. The lease provides for monthly payments, including certain lease payment escalators, and provides for certain sublease and assignment rights. The lease also provides the right of either the landlord or Halkey-Roberts to terminate the lease on 12 months notice effective at any time after May 21, 2003. The Company has guaranteed Halkey-Roberts' payment and performance obligations under the lease. The lease is being accounted for as an operating lease, and the rental expense for the years ended December 31, 2002, 2001 and 2000 was $384,000, $372,000 and $361,000, respectively. Future minimum rental commitments under this lease are $396,000, $409,000, $422,000 and $166,000 in 2003, 2004, 2005 and 2006, respectively.

(13) Quarterly Financial Data (Unaudited)

Quarterly financial data for 2002 and 2001 are as follows:

Quarter Ended	Operating Revenue	Operating Income	Net Income/ (Loss)	Income/ (Loss) Per Basic Share
	(In thousands, except per share amounts)			
03/31/02	**$ 14,825**	**$ 1,554**	**$ (634)[(a)]**	**$ (.37)[(a)]**
06/30/02	**14,775**	**1,401**	**1,095**	**.64**
09/30/02	**14,662**	**1,385**	**1,097**	**.64**
12/31/02	**15,271**	**1,442**	**1,031**	**.60**
03/31/01	$ 14,803	$ 1,413	$ 905	$ .45
06/30/01	14,776	1,513	1,433[(b)]	.71[(b)]
09/30/01	15,418	1,733	6,503[(c)]	3.17[(c)]
12/31/01	12,608	1,161	913	.44

(a) Includes a $1.6 million after-tax charge ($ .96 per share) from goodwill impairment (See Note 2)

(b) Includes a $.3 million after-tax gain ($.13 per share) from the sale of a patent

(c) Includes a $5.3 million after-tax gain ($ 2.60 per share) from discontinued operations (See Note 3)

To the Stockholders and the Board of Directors of Atrion Corporation:

We have audited the accompanying consolidated balance sheet of Atrion Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Atrion Corporation and Subsidiaries as of and for each of the two years in the period ended December 31, 2001, were audited by Arthur Andersen LLP who has ceased operations. Arthur Andersen LLP expressed an unqualified opinion on those financial statements in their report dated February 25, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atrion Corporation and Subsidiaries as of December 31, 2002 and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Atrion Corporation and Subsidiaries as of December 31, 2001, and for the two years in the period then ended were audited by Arthur Andersen LLP who has ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management. We also tested the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related income-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
February 7, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Atrion Corporation and Subsidiaries Annual Report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report. The consolidated balance sheet as of December 31, 2000 and the consolidated statements of income and cash flows for the year ended December 31, 1999 referred to in this report have not been included in the accompanying financial statements.

To the Stockholders and the Board of Directors of Atrion Corporation:

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Atlanta, Georgia
February 25, 2002

Results of Operations

The Company's income from continuing operations was $4.1 million, or $2.37 per basic and $2.18 per diluted share, in 2002, compared to income from continuing operations of $4.3 million, or $2.10 per basic and $1.88 per diluted share, in 2001 and $2.7 million, or $1.30 per basic and $1.25 per diluted share, in 2000. Net income, including discontinued operations and cumulative effect of accounting change, totaled $2.6 million, or $1.51 per basic and $1.39 per diluted share, in 2002, compared with $9.8 million, or $4.80 per basic and $4.30 per diluted share, in 2001 and $2.8 million, or $1.36 per basic and $1.31 per diluted share, in 2000. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 as discussed in Note 2 to the Company's Consolidated Financial Statements included herein is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million, or $0.96 per basic and $0.88 per diluted share, non-cash, after-tax charge in 2002.

Operating revenues were $59.5 million in 2002, compared with $57.6 million in 2001 and $51.4 million in 2000. The 3 percent revenue increase in 2002 over the prior year reflected increases in revenues primarily in products used by hospitals and surgeons partially offset by a decline in sales of contact lens disinfection cases that the Company's customers distribute through retail outlets. The areas which realized the greatest percentage increases in 2002 were the Company's fluid delivery products, kitting operations and cardiovascular products. The 12 percent revenue increase in 2001 over 2000 reflected increases in revenues in most of the Company's major product lines. The areas which realized the greatest percentage increases during 2001 were the Company's ophthalmology products, kitting operations and cardiovascular products.

The Company's cost of goods sold was $39.2 million in 2002, compared with $35.8 million in 2001 and $31.6 million in 2000. The increase in cost of goods sold for 2002 over 2001 was primarily related to a shift in product mix to products with lower gross margins and the increase in revenues discussed above. The increase in cost of goods sold for 2001 over 2000 was primarily related to the increased sales mentioned above and increased costs of a specialty resin used in one of the Company's major products. This increase was caused by a temporary shortage of supply of the resin caused by an explosion at the supplier's plant. This problem was resolved at the end of 2001 and prices for this resin have since returned to normal.

Gross profit was $20.3 million in 2002, compared with $21.8 million in 2001 and $19.9 million in 2000. The decrease in gross profit in 2002 from 2001 was primarily due to the above-mentioned shift in product mix to products with lower gross margins. The increase in gross profit in 2001 over 2000 was primarily related to increased revenues. The Company's gross profit in 2002 was 34 percent of revenues compared with 38 percent of revenues in 2001 and 39 percent of revenues in 2000. The decline in gross profit percentage in 2002 from the prior year was primarily due to the above-mentioned shift in product mix. The decline in gross profit percentage in 2001 from the prior year was primarily due to increased costs of a specialty resin used in one of the Company's major products mentioned above.

Operating expenses were $14.5 million in 2002, compared with $16.0 million in 2001 and $15.6 million in 2000. The decrease in operating expenses in 2002 from 2001 was primarily attributable to decreased general and administrative ("G&A") and selling ("Selling") expenses partially offset by increased research and development ("R&D") expenses. G&A expenses for 2002 were $857,000 lower than G&A expenses for 2001, primarily due to a decrease in amortization expense as a result of a reduction in goodwill amortization in 2002 due to the adoption of SFAS No. 142 as discussed in Note 2 to the Company's Consolidated Financial Statements included herein. In 2002, G&A expense savings from restructuring certain of the Company's operations and reduced compensation and outside services were partially offset by increases in insurance costs. The decrease in Selling expenses of $905,000 in 2002 from 2001 was primarily related to the full-year impact of restructuring the sales force, which began in 2001, and continuing cost reduction efforts. R&D expenses were $269,000 higher for 2002 compared with 2001. This increase was primarily related to increased product development activities. The increase in operating expenses in 2001 from 2000 was primarily attributable to increased G&A expenses offset partially by reductions in Selling expenses and, to a lesser extent, R&D expenses. G&A expenses for 2001 were $1.3 million higher than the prior year, primarily as a result of higher spending on outside services, compensation and benefit programs. The decrease in Selling expenses of $762,000 in 2001 from 2000 was primarily related to restructuring of the sales force and reduced travel-related expenses. R&D expenses were $143,000 lower for 2001 compared with 2000, primarily as a result of reduced spending on outside services and qualification materials.

The Company's operating income for 2002 was $5.8 million, compared with $5.8 million in 2001 and $4.2 million in 2000. Revenue growth, cost containment and cost reduction activities during 2002 were offset by lower gross margins, which combined to cause relatively flat operating results. Revenue growth, cost containment and cost reduction activities were the major contributors to the operating income improvements during 2001.

Interest expense was $432,000 in 2002, compared to $300,000 in 2001 and $748,000 in 2000. The increase in 2002 is primarily related to higher average borrowings during 2002 as compared with 2001 partially offset by a significant reduction in interest rates in 2002. The higher average borrowing during 2002 is primarily related to borrowing of funds under the Company's revolving credit facility in late December 2001 in connection with its repurchase of outstanding common stock of the Company under a tender offer. The reduction in 2001 from 2000 was primarily related to lower interest rates and the Company's lower average borrowing level in 2001. The other income in 2001 was primarily related to the Company's one-time pre-tax gain of $428,000 on the sale of a patent.

Income tax expense in 2002 totaled $1,403,000, compared with $1,803,000 in 2001 and $923,000 in 2000. The effective tax rates for 2002, 2001 and 2000 were 25.7 percent, 29.7 percent and 25.7

percent, respectively. Benefits from tax incentives for exports and R&D expenditures totaled $408,000 in 2002, $404,000 in 2001 and $395,000 in 2000. The lower effective tax rate in 2002 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a larger percentage of taxable income in 2002 than in 2001 and the utilization of capital loss carryforwards in 2002. The higher effective tax rate in 2001 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a lesser percentage of taxable income in 2001 than in 2000.

The Company believes that 2003 revenues will be higher than 2002 revenues and that the cost of goods sold, gross profit, operating income and income from continuing operations will each be higher in 2003 than in 2002. The Company further believes that it will have continuing growth in most of its product lines in 2003, complemented by the introduction of new products, and that it will have annual growth in earnings per share from continuing operations of 15 percent or more for at least the next several years.

Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The financial statements also reflect an after-tax gain on disposal of these discontinued operations of $.2 million, or $.10 per basic and $.09 per diluted share, in 2002; $5.5 million, or $2.70 per basic and $2.42 per diluted share, in 2001; and $.1 million, or $.06 per basic and diluted share, in 2000.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2002, 2001 and 2000 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5,327,000 non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets. The 2000 gain reflected above is net of a $36,000 loss, net of tax, related to the sale of certain residual properties associated with the Company's natural gas operations.

Liquidity and Capital Resources

The Company has a $25 million revolving credit facility (the "Credit Facility") with a regional bank to be utilized for the funding of operations and for major capital projects or acquisitions subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the Credit Facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent. At December 31, 2002, the Company had outstanding borrowings of $10.3 million under the Credit Facility. The Credit Facility, which expires November 12, 2004, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

As of December 31, 2002, the Company had cash and cash equivalents of $353,000, compared with $542,000 at December 31, 2001. The Company had long-term debt as of December 31, 2002, of $10.3 million compared with $17.1 million as of December 31, 2001. The decrease in long-term debt in 2002 from 2001 is primarily attributable to the Company's use of cash flows from continuing operations to reduce its borrowing level. The long-term debt at December 31, 2001, was primarily related to a $17.4 million repurchase by the Company of outstanding common stock of the Company under a tender offer in December 2001. Cash provided by continuing operations increased to $9.9 million in 2002, compared to $8.7 million in 2001 and $7.4 million in 2000. Capital expenditures for property, plant and equipment for continuing operations totaled $3.3 million in 2002, compared with $2.8 million in 2001 and $3.3 million in 2000.

The table below summarizes debt, lease and other minimum contractual obligations outstanding at December 31, 2002:

Contractual obligations	Payments due by year				
	Total	2003	2004	2005	2006
	(in thousands)				
Credit facility	$10,337	—	$ 75	$ 916	$9,346
Operating leases	$ 1,393	$ 396	$ 409	$ 422	$ 166

The payment schedule for the Credit Facility assumes at maturity, November 2004, the Company would convert this outstanding debt to a two year term note as allowed by the terms of the agreement.

The Company adopted SFAS No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million non-cash, after-tax charge in 2002. This charge had no effect on the Company's cash position or the balance of its outstanding indebtedness, and it did not have any impact on earnings from continuing operations in 2002. As previously discussed, the Company recorded a non-cash gain from discontinued operations during 2001 related to the reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This gain had no effect on the Company's cash position or the balance of its outstanding indebtedness, and it did not have any impact on earnings from continuing operations in 2001.

The Company believes that its existing cash and cash equivalents, cash flows from operations and borrowings available under the Company's Credit Facility, supplemented, if necessary, with equity or debt financing, which the Company believes would be available, will be sufficient to fund the Company's cash requirements for at least the foreseeable future.

Companies sometimes establish legal entities for a specific business transaction or activity in the form of a Special Purpose Entity ("SPE"). SPEs may be used to facilitate off-balance sheet financing, acquiring financial assets, raising cash from owned assets and similar transactions. The Company has no SPEs, no off-balance sheet financing arrangements or any derivative financial instruments.

In January 1998, the Board of Directors discontinued the payment of quarterly cash dividends. Such action was taken to facilitate the Company's growth strategy as well as to bring the Company's dividend policy more in line with other companies in the medical products industry.

Impact of Inflation

The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times, the Company has been able to offset a portion of these increased costs by increasing the sales prices of its products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 148. The impact to the Company for this item is described in Note 1 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

In the ordinary course of business, the Company has made estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. The Company believes the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

The Company assesses the impairment of its long-lived identifiable assets excluding goodwill, which is tested for impairment pursuant to SFAS No. 142 as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in the Company's business plan could materially affect its evaluations. No such changes are anticipated at this time.

The Company assesses goodwill for impairment pursuant to SFAS No. 142 which requires that the goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

Forward-looking Statements

The statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by the Company that the objectives or plans of the Company will be achieved. Such statements include, but are not limited to, the Company's expectations regarding future revenues, cost of goods sold, gross profit, operating income, income from continuing operations, cash flows from operations, growth in product lines, annual growth in earnings per share from continuing operations, and availability of equity and debt financing. Words such as "anticipates," "believes," "intends," "expects" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; the Company's ability to protect its intellectual property; changes in the prices of raw materials; changes in product mix; product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause the Company to alter its marketing, capital expenditures or other budgets, which in turn may affect the Company's results of operations and financial condition.

BOARD OF DIRECTORS

Emile A. Battat
Chairman of the Board and President
Atrion Corporation

Richard O. Jacobson
Chairman of the Board
Jacobson Companies
Des Moines, Iowa

John H. P. Maley
Chairman of the Board
Magister Corporation
Chattanooga, Tennessee

Jerome J. McGrath
Retired
Formerly Of Counsel to the law firm of
Gallagher, Boland, & Meiburger
Washington, D.C.

Hugh J. Morgan, Jr.
Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
Chief Operating Officer and
Executive Vice President
Stupp Bros., Inc.
St. Louis, Missouri

Margaret Maxwell Zagel
Co-General Counsel to and Head of the
Corporate Governance, Risk and
Crisis Management Group of
Altheimer & Gray
Chicago, Illinois

Jerome J. McGrath will retire from his position on the Atrion Corporation Board of Directors at the end of his term expiring in 2003. We extend our deepest gratitude and appreciation for the extraordinary contribution and insightful direction he has brought to our company during his years of service.

EXECUTIVE OFFICERS

Emile A. Battat
Chairman of the Board and President

Jeffery Strickland
Vice President and Chief Financial
Officer, Secretary and Treasurer

Corporate Office

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com

Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Form 10-K

A copy of the Company's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on The Nasdaq Stock Market (Symbol: ATRI). As of March 3, 2003, there were approximately 1,400 stockholders, including beneficial owners holding shares in nominee or "street" name. The high and low closing prices on The Nasdaq Stock Market for each quarter of 2001 and 2002 are shown below.

2001 Quarter Ended	High	Low
March 31	$ 15.88	$ 13.75
June 30	25.74	15.19
September 30	25.70	19.51
December 31	38.05	23.39

2002 Quarter Ended	High	Low
March 31	$ 38.14	$ 26.91
June 30	32.51	26.82
September 30	28.09	18.31
December 31	23.90	17.31

The Company paid no cash dividends on its common stock during 2001 or 2002 and presently has no plans to pay cash dividends in the future.


Atrion

Atrion Corporation ◦ One Allentown Parkway ◦ Allen, Texas 75002 ◦ (972) 390-9800

www.atrioncorp.com